                                                               EXHIBIT (12)(a)

                                   ONEOK, Inc.
                Computation of Ratio of Earnings to Fixed Charges


                                           Quarter                            Years Ended August 31,
                                            Ended         -----------------------------------------------------------
                                         Nov. 30, 1998     1998         1997         1996         1995         1994
                                         -------------    -----------------------------------------------------------

Fixed charges, as defined
       Interest on long-term debt           $  9,770     $ 30,846     $ 31,354     $ 31,748     $ 32,345     $ 32,979
       Other Interest                          1,432        3,723        3,376        3,184        4,934        1,855
       Amortization of debt issue costs          153          506          518          530          512          525
       Interest on lease agreements              581        2,325        2,266        2,266        2,266        2,266
                                            --------     ------------------------------------------------------------
            Total fixed charges               11,936       37,400       37,514       37,728       40,057       37,625

Earnings before income taxes                  23,637      168,380       94,107       85,873       68,146       57,276

Earnings available for fixed charges        $ 35,573     $205,780     $131,621     $123,601     $108,203     $ 94,901
                                            ========     ============================================================

Ratio of earnings to fixed charges             2.98X        5.50X        3.51X        3.28X        2.70X        2.52X
                                            ========     ============================================================


           Pro Forma Computation of Ratio of Earnings to Fixed Charges
            Giving Effect to the Proposed Merger as Discussed Herein

                                           Quarter       Year Ended
                                            Ended        August 31,
                                         Nov. 30, 1998     1998
                                         -------------     ----
Fixed charges, as defined
       Interest on long-term debt           $ 35,955      $137,334
       Other Interest                          1,432         3,723
       Amortization of debt issue costs          346         1,275
       Preferred securities distributions
        of subsidiary                          6,368        25,475
       Interest on lease agreements              581         2,325
                                            --------      --------
            Total fixed charges               44,682       170,132

Earnings before income taxes                 (12,721)      156,152
                                            --------      --------

Earnings available for fixed charges        $ 31,961      $326,284
                                            ========      ========

Ratio of earnings to fixed charges (a)            --         1.92X
                                            ========      ========


For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of net income plus fixed charges and income taxes. "Fixed charges" consists of interest charges, the amortization of debt issue costs, preferred securities distributions of subsidiary, and the representative interest portion of operating leases.

(a) On a pro forma basis giving effect to 1) the annual interest requirement of the long-term debt and 2) the annual preferred securities distribution of the trust preferred securities expected to be issued in the Proposed Merger, earnings would have been insufficient to cover fixed charges by approximately $12.7 million for the three months ended November 30, 1998.